Mrs. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

Re:	Hadera Paper Ltd. Form 20-F for the fiscal year ended December 31, 2009 File No. 1-04212

Dear Mrs. Jenkins:

By letter dated  August 26, 2010, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to certain disclosure items included in Hadera-Paper’s annual report on Form 20-F for the fiscal year ended  December 31, 2009, as filed with the SEC on  June 16, 2010 (“Form 20-F”). We are hereby respectfully responding to those comments as well as providing supplementary information as indicated below, including certain proposed revised disclosures for inclusion in future Form 20-F filings. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Business and Financial Review

Notes to Consolidated Financial Statements, page F-9

Note 19 – Segment Information, page F-91

1.
We note that you identified five operating and reportable segments under IFRS 8, Please tell us in which segment(s) you have included the business activities of your wholly owned subsidiaries Hadera Paper Development & Infrastructures Ltd., and Amnir Recycling Industries Ltd. Also describe to us the factors you considered to arrive at your conclusion that neither of these two subsidiaries represents an operating or reportable segment under IFRS 8.

Response

Pursuant to your request, our response to the manner in which Hadera Paper Ltd. ("the Company") included the data for Amnir Recycling Industries Ltd. and Hadera Paper Development & Infrastructures Ltd., within the framework of the reporting of operating segments in the financial statements of the Company, in accordance with IFRS-8 is as follows:

Background

1.
The Company engages in the manufacturing and selling of packaging and cardboard products, manufacturing and selling of packaging paper, recycling of paper waste and the marketing of office supplies. The Company also holds associated companies that engage in the manufacturing and marketing of fine paper, in the manufacturing and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

2.
The segment reporting of the Company includes five operating and  reportable segments:  The paper and recycling segment, packaging and cardboard products segment, marketing of office supplies segment, Hogla Kimberly Ltd. ("Hogla") and Mondi Hadera Paper Ltd. ( "Mondi").

Existing Accounting References that Address this Issue

International Financial Reporting Standard 8 (hereinafter: "The Standard") addresses segment-based reporting, while stipulating the following provisions:

●
Paragraph 1 of the Standard outlines the core principal of the Standard that, pursuant to which, an entity shall disclose information to enable users of its financial statements to evaluate the nature and financial effects of  the business activities in which it engages and the economic environments in which it operates.

●
Paragraph 5(b), stipulates that an operating segment is a component of an entity whose operating results are regularly reviewed by the entity's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance.

●
Paragraph 6 of the Standard stipulates that not every part of an entity is necessarily an operating segments or part of an operating segment. For example, a corporate headquarters or some, functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the entity, and would not be operating segments.

●
Paragraph 9 of the Standard stipulates that in general, an operating segment has a Segment Manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecast, or plans for the segment.

Segment Reporting in the Company's Financial Statements

The Company is an industrial holdings company whose core business operations consist of the manufacture of paper products, as part of a manufacturing process that consists of the collection of paper waste, its processing into packaging paper and the production of packaging and cardboard products, as well as other paper products.

The Company's CEO that was identified as the CODM, as defined by the standard, in analyzing the performance of the divisions and the manner of allocation of investments and resources in the Company, as well as for the analyzes in an aggregate manner, the results of the packaging paper division, that consists of the following companies which are managed by Mr. Gur Ben-David:

a.
Amnir Recycling Industries Ltd. - the production of the raw material is performed by the subsidiary Amnir Recycling Industries Ltd., that collects, sorts and presses the paper waste and then sells it to Hadera Paper Industries Ltd. and to several manufacturers of tissue paper, including Hogla Kimberly, an associated company.

b.
Hadera Paper Industries Ltd. - this company acquires the paper waste from Amnir Recycling Industries and produces the packaging paper by processing the paper waste, drying it and rolling it into various sizes of rolls, while using electricity, steam and other resources supplied by Hadera Paper Development & Infrastructures. The packaging paper produced from the paper waste serves as the principal raw material in the production and printing of packaging and cardboard products, performed by the subsidiaries Carmel Container Systems Ltd. and Frenkel CD Ltd.

Hadera Paper Development & Infrastructures is located within the manufacturing site that houses the production facilities of the packaging paper division, and is entrusted with providing electricity, steam and various other resources to this division and to an associated company residing at the same manufacturing site. This company was established in order to realize cost savings by capitalizing on economies of scale for the purpose of making capital investments and acquiring the disposable materials that serve in the production process. A considerable part of the resources that are supplied to the Group companies, such as electricity (excluding the part that is independently generated) and water, are acquired from external suppliers.  Most of the revenues recorded in the books of Hadera Paper Development & Infrastructures are made against cost charges recorded in the books, while maintaining a zero margin between the cost of the product/service that is provided and its selling price. Accordingly, the revenues of Hadera Paper Development & Infrastructures from sales to the Group companies are complementary to the group operations and do not constitute material business operations from the viewpoint of the management.

In light of the above, our reasoning for including the results of operation of Amnir and Hadera Paper Development & Infrastructures within the packaging paper segment is as follows:

●
Because Hadera Paper Development & Infrastructures is located at the same manufacturing site where both Amnir and Hadera Paper Industries Ltd. are located, a significant proportion of the expenses of the infrastructure company is attributed to these operations and is included as part of the earnings attributed thereto, as reviewed by the company CEO. The operations of this company are only complementary to the activities of the entity and the results of its operations are not material to the entity, as described above, nor are they reviewed separately by the company CEO. Consequently, pursuant to the directives of Paragraph 6 of the Standard, Hadera Paper Development & Infrastructures does not constitute a separate operating segment and reports together with the results of the packaging paper segment, since its operations represent a material integrated part of this segment.

●
The operations of Amnir and Hadera Paper Industries are managed by Mr. Gur Ben David, who reports to the company CEO. The results of operation of these companies are reviewed in an aggregate manner by the CEO. Pursuant to the definitions and criteria outlined in paragraphs 5(b) and 9 of the Standard, these operations would therefore constitute a single operating segment.

2.
Please provide to us the entity-wide information about products and services, geographical areas, and major customers for the fiscal years 2007-2009 required by paragraphs 32-34 of IFRS 8 or, alternatively, tell us where this information has been disclosed in your Form 20-F or why it is not applicable. Also confirm to us that you will provide this information in future filings, to the extent applicable.

Response

Hadera Paper is an industrial holdings company whose organizational structure includes several industrial and commercial companies that manufacture various types of paper, as well as paper products such as cardboard and household paper products.  Additionally, the Company holds a company that deals in the marketing of office supplies to institutional clients.

The Company reports entity –wide disclosures are based on the financial information that is used to produce IFRS consolidated financial statements and not the operating segment note. Therefore, the information required pursuant to Paragraph 32 of the Standard regarding the products and services of the company is included in Note 19 to the financial statements, on the basis of the segmentation of the Company's subsidiaries appearing in Response 1 above. The principal products identified by the company and its subsidiaries are as follows:

The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.
The office supplies marketing segment – generates revenue from the sale of office supplies to customers.
The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

Accordingly, the Company believes that there is a correlation between the manner of its segment-based reporting and the groups of products and services provided by the Company subsidiaries.

Based on the consolidated financial statements of the Company, the information required pursuant to Paragraph 33 of the Standard regarding the geographic segmentation is not relevant to Hadera Paper since the majority of the consolidated sales of Hadera Paper are made entirely in Israel, except for 7.8% of its sales, which represents export sales, as mentioned on page 59 of the Form 20-F , "Item 8-A export sales". Moreover, all of the Group's non-current assets, the presentation of which is required in accordance with the directives of Paragraph 33(b) of the Standard, are located in Israel.

As part of the company's operations, there exists no customer whose share in the consolidated revenues of the Company exceeds 10% in the years 2007-2009. Accordingly, the disclosure required in Paragraph 34 of the Standard was not applicable and was therefore not included in our Form 20-F.

3.
We note that certain of your business segment sales – net for the fiscal years 2007-2009, as disclosed in Note 19, do not agree with the sales amounts disclosed in Item 5 on page 39 and pages 43-44. Please tell us why these amounts do not agree, and confirm to us that you will provide consistent sales disclosure or reconcile any differences between these sales disclosures in future filings. Also provide us with your proposed disclosures to be included in future filings based on fiscal years 2007-2009 sales.

Response

The reason for the discrepancy between ITEM 5 and Note 19 to the financial statements: Operating Segments

Pursuant to IFRS8, Note 19 presents the sales of the segment, including sales to associated companies and consolidated subsidiaries of the Company, in accordance with the manner in which sales are reported to the CODM of the Company - the CEO. Page 39 of Item 5 contains an analysis of the operations and profitability of the Company, in accordance with the items of the consolidated financial statements, unlike IFRS8 as reported in Note 19 that requires segments analysis including associated companies. This analysis presents the sales of this segment, as reflected in the consolidated financial statements, i.e.- the sales as they appear in the operating segments note, under sales- net (all sales made by the segment), net of sales to segments that are consolidating companies, as described in the following adjustment:

Sales of the paper and recycling segment:

	2009	2008
	NIS millions
Sales of the paper and recycling segment, in the operating segments note	339.3	406.8
Net of sales to consolidated group companies	(76.1)	*(25.3)
Total	263.2	381.5
As appearing in Item 5	263.2	381.5

*
Most of the sales to consolidated group companies are made to Carmel Container Systems Ltd.  In 2008, Carmel was only consolidated for a period of four months, thereby accounting for the discrepancy in the offsetting of sales in relation to 2009.

Packaging and cardboard sector:

	2009	2008
	NIS millions
Sales in the operating segments note	484.3	512.6
Net of sales to consolidated group companies	(6.5)	(2.2)
Net of segment sales, prior to obtaining control over Carmel Container Systems and Frenkel CD (1-8.08)	-	(349.5)
Total	477.8	160.9
As appearing in Item 5	477.8	160.9

Pages 43-48 include an analysis of the operations and profitability, comparing between the years 2008 and 2007. During these years, the paper and recycling segment was included together with the packaging and cardboard segment, as reported in the Company's Form 20-F for the year ended December 31, 2008, that was submitted to the SEC on June 17, 2009 and as reported in the financial statements for 2008, in accordance with the requirements of IAS14, that were in force on December 31, 2008, so as to preserve consistency in the reporting and comparability vis-à-vis the reporting of preceding years. The Company accepts the Staff's comment and thinks that the retroactive adjustment is not material. In future filings, in the event that adjustments will be required in the reporting segments, the Company will perform adjustments, respectively.

In addition, in its future filings, the Company will report about its segments in the same manner as it had reported about its consolidated segments for the years 2009 in relation to 2008 and , as per your, comments will include different formulation as discussed in our analysis below.  The updated format provides a verbal description of the total sales of the segment, as appears in the total sales of the Segment Note, followed by a description of the total net sales of the same segment, net of intra-company sales. This figure relates to the total sales of those segments actually included in the consolidated financial statements. The change in formulation that the Company made starting with the first quarter of 2010, was meant to enable those who rely on the management discussion and analysis  to fully reconciliate between the segments information note in the financial statements and the information in the management's discussion and analysis  or in the Form 20-F, in view of the discrepancy created with the appearance of IFRS8, requiring the presentation in accordance with the figures presented to the CODM of the Company, as opposed to the presentation in the analysis of operations, of only the consolidating segments, so as to reach total consolidated sales. We would respectfully like to call your attention to the fact that the updated formulation below has already been implemented in the Company's reports to the SEC as part of its 6-K reports for the three month period ended March 31, 2010, submitted to the SEC on May 10, 2010, and the reports for the six month period ended June 30, 2010, submitted to the SEC on August 9, 2010.

As requested, we present to you below our analysis of the formulation be implemented in the future, on the basis of the years 2007-2009:

1.	Sales

Consolidated sales in 2009 amounted to NIS 892.0 million, as compared with NIS 673.5 million last year, representing an increase of 32.4%, that is primarily attributed to the first-time consolidation of the data of Carmel and Frenkel CD in the reported period, in the amount of approximately NIS 477.8 million, as compared with their consolidation for only part of last year, in the sum of NIS 160.9 million.

Sales of the packaging paper and recycling sector amounted to NIS 339.3 million and NIS 263.2 million net of inter-company sales in the reported period, as compared with NIS 406.8 million and NIS 381.5 million net of inter-company sales in the corresponding period in the previous year.

The decrease in the sales turnover in the packaging paper and recycling sector originated both from the decrease in the sale of packaging and recycling as a result of the impact of the erosion of selling prices (sales in the sector are affected by dollar-denominated import prices), coupled with the quantitative decrease in sales originating from the importing of packaging paper at dumping prices from Europe, along with the erosion in demand from the local market and Israeli export operations, during the year.

The sales of the packaging products and cardboard sector in 2009 amounted to NIS 484.3 million and NIS 477.8 million net of inter-company sales, as compared with their consolidation for part of the reported period in the previous year, in the amount of NIS 185.4 million and NIS 160.9 million net of inter-company sales.

Sales in the marketing of office supplies segment amounted to NIS 151.0 million net of inter-company sales in 2009, as compared with NIS 131.1 million net of inter-company sales in the previous year, representing an increase of 15.2% that originated from the continued implementation of the segment’s strategic growth plan by way of expanding the customer base.

2008 Vs 2007

1.	Sales

The consolidated sales during 2008 amounted to NIS 673.5 million, as compared with NIS 583.6 million in 2007, representing growth of 15.4%.

Sales of the packaging paper and recycling segment in 2008 amounted to NIS 406.8 million and NIS 381.5 million net of inter-company sales, as compared with NIS 464.8 million and NIS 464.6 million net of inter-company sales in 2007.

The decrease in the sales of packaging paper and recycling due to the impact of the weaker dollar on the selling prices, which was not offset by a rise in NIS-denominated prices (segment sales are impacted by dollar-denominated import prices).

The sales of the packaging products and cardboard segment in 2008 amounted to NIS 185.4 million and NIS 160.9 million net of inter-company sales (Consolidated from September 2008).

Sales of the Office Supplies Marketing activity in 2008 amounted to NIS 131.1 million net of inter-company sales, as compared with NIS 119.0 million net of inter-company sales in 2007, representing growth of 10.2% due to continued implementation of the growth plan in this segment.

4.
We note the significant adjustments to consolidation in your fiscal years 2007-2009 reportable segment reconciliation. Please separately indentify and describe to us each material reconciling item included in these adjustment, including any material amounts remaining after adjusting to remove the Hogla Kimberly and Mondi Hadera Paper amounts that are not included in your consolidated financial statements. Also confirm to us that you will disclose such information in future filings financial pursuant to paragraph 28 of IFRS 8.

Response

Adjustments to the consolidated in the Segments Note

As mentioned above, the Company's management has identified five operating segments, two of which  are associated companies, while the others are consolidated subsidiaries.
The principle whereby the Segments Note is presented and the adjustment to the consolidated is made, is as follows:

●	Sales of the segments to external customers only (excluding associated and consolidated companies) are presented under sales.
●	Sales of the segments to associated and consolidated companies are presented under sales between segments.
●	In the adjustment of the sales item, the sales of associated companies to external entities are canceled (excluding sales to associated and consolidated companies).
●
In the adjustment of the sales between segments item, the total intersegment sales are canceled, except for sales of consolidating companies to associated companies. Thus, the sales of the consolidated companies to associated companies will appear as sales to external entities, as was done in the consolidated financial statements.

The following table presents the composition of adjustments for the years 2007-2009:

	2009	2008	2007
	NIS millions
Cancellation of associated company sales - Hogla and Mondi	2,395.9	2,690.4	2,722.2

Cancellation of inter-company sales by consolidated companies:
Paper and recycling segment to consolidated companies	76.1	25.3	0.8
Packaging and cardboard products to consolidating companies	6.5	2.2	-
Total cancellation of sales in consolidated	82.6	27.5	0.8
Total adjustments in Segments Note	2,478.5	2,717.9	2,723.0

The company did not present in a detailed manner all of the adjustment components in Note 19 to the financial statements dated December 31, 2009, as the cancellation component between the consolidated companies is immaterial in relation to the total adjustment being made and does not contribute material information to the user of or those who rely on the Company's financial statements. In the event that the nature of the company's operations will change in the future and that this change will be material, the Company will make the appropriate disclosure, as required according to Paragraph 28(a) of the Standard.

In addition, as requested, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact Shaul Gliksberg at +972-4-6349704 or Shmuel Molad at +972-4-6349471; fax+ 972-4-6339740.

Very truly yours,

HADERA PAPER LTD
By: /s/ Ofer Bloch, Chief Executive Officer

cc:
Mr. Shaul Gliksberg, Hadera-Paper Ltd.
Mrs. Sharon Shtavi-Cohen, Deloitte & Touche LLP